UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

TRINE ACQUISITION CORP.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

89628U108
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89628U108	SCHEDULE 13G	Page 2 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Trine Sponsor IH, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,403,750
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,403,750
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,403,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 89628U108	SCHEDULE 13G	Page 3 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robin Trine Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,403,750
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,403,750
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,403,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 89628U108	SCHEDULE 13G	Page 4 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HPS Investment Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,403,750
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,403,750
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,403,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 89628U108	SCHEDULE 13G	Page 5 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Leo Hindery, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,403,750
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,403,750
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,403,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 89628U108	SCHEDULE 13G	Page 6 of 9

ITEM 1.	(a)	Name of Issuer:
Trine Acquisition Corp.
	(b)	Address of Issuer’s Principal Executive Offices:
405 Lexington Avenue, 48th Floor New York, New York 10174

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.          Trine Sponsor IH, LLC (“Trine Sponsor”)
2.          Robin Trine Holdings, LLC (“RTH”)
3.          HPS Investment Partners, LLC (“HPS”)
4.          Leo Hindery, Jr. (“Mr. Hindery”)

(b)
Address of Principal Business Office, or if none, Residence:

The principal business address of Trine Sponsor, Mr. Hindery and RTH is as follows:

405 Lexington Avenue, 48th Floor
New York, New York 10174

The principal business address of HPS is as follows:

40 West 57th Street, 33rd Floor
New York, NY 10019

	(c)	Citizenship: See row 4 of the cover page of each Reporting Person.

	(d)	Title of Class of Securities: Class A Common Stock, par value $0.0001 per share

	(e)	CUSIP Number: 89628U108

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

CUSIP No. 89628U108	SCHEDULE 13G	Page 7 of 9

	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	[__] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP.

Trine Sponsor directly owns 7,403,750 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), of the Issuer, which are convertible into the Issuer’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”). Such shares may be deemed to be indirectly beneficially owned by RTH and HPS, which are members of Trine Sponsor, and Leo Hindery, Jr., who is the managing member of RTH. As a result of these relationships, each of RTH, HPS and Mr. Hindery may be deemed to have shared beneficial ownership of the securities held directly by Trine Sponsor. Each of Trine Sponsor, RTH, HPS and Mr. Hindery disclaims beneficial ownership of such securities except to the extent of their direct ownership.

Percentage ownership is based on 30,015,000 shares of Class A Common Stock and 7,503,750 shares of Class B Common Stock outstanding as of November 8, 2019, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2019, and assumes conversion of all Class B Common Stock into Class A Common Stock.

	(a)	Amount beneficially owned: See row 9 of the cover page of each Reporting Person.
	(b)	Percent of class: See row 11 of the cover page of each Reporting Person.
	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See row 5 of the cover page of each Reporting Person.
(ii) Shared power to vote or to direct the vote: See row 6 of the cover page of each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See row 7 of the cover page of each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See row 8 of the cover page of each Reporting Person

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

CUSIP No. 89628U108	SCHEDULE 13G	Page 8 of 9

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATION.
Not applicable.

Exhibit Index

Exhibit 99.1	Joint Filing Agreement, dated as of February 13, 2020, among Trine Sponsor IH, LLC, Robin Trine Holdings, LLC, HPS Investment Partners, LLC and Leo Hindery, Jr.

CUSIP No. 89628U108	SCHEDULE 13G	Page 9 of 9

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2020

TRINE SPONSOR IH, LLC
Robin Trine Holdings, LLC, its managing member

By:	/s/ Leo Hindery, Jr.
Name: Leo Hindery, Jr.
Title: Managing Member

ROBIN TRINE HOLDINGS, LLC

By:	/s/ Leo Hindery, Jr.
Name: Leo Hindery, Jr.
Title: Managing Member

HPS INVESTMENT PARTNERS, LLC

By:	/s/ Paul Knollmeyer
Name: Paul Knollmeyer
Title: Chief Financial Officer

/s/ Leo Hindery, Jr.
Leo Hindery, Jr.